                       SULLIVAN & CROMWELL LLP LETTERHEAD

                                                               December 16, 2005



TRANSMITTED VIA EDGAR AND FACSIMILE

Christina Chalk, Esq.,
Special Counsel, Office of Mergers and Acquisitions,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

            Re:  Jilin Chemical Industrial Company Limited
                 Schedule 13E-3 (File No. 5-50686)

Dear Ms. Chalk:

     Thank you for taking the time on December 14, 2005 to discuss with us by telephone your comments regarding the disclosure required by Item 1015 of Regulation M-A as it relates to the contacts that Jilin Chemical Industrial Company Limited ("Jilin") had with its advisors in connection with the tender offer by PetroChina Company Limited ("PetroChina") for the H shares of Jilin that are not held by PetroChina or parties acting in concert with PetroChina (the "Transaction").

     Jilin has requested that we respond to your comments. Except as otherwise noted in this response letter, the information provided in response to your comments has been supplied by Jilin, which is solely responsible for the information.

     For your convenience, we have included your comments in italicized form in this response letter and keyed Jilin's responses accordingly. Jilin's responses to your comments are as follows:

Securities and Exchange Commission                                           -2-

1. You have asked Jilin to confirm whether there were any additional materials prepared by Jilin's financial advisors that are required to be disclosed. You have also asked Jilin to set forth the reasoning for concluding that the letters issued by Cazenove Asia Limited, financial advisor to Jilin, and PricewaterhouseCoopers, independent accountant of Jilin, in respect of the Jilin loss forecast (the "Loss Forecast") for the year ending December 31, 2005 (collectively the "Loss Forecast Letters", and each a "Loss Forecast Letter") need not be filed with the Schedule 13E-3 transaction statement or otherwise disclosed.

     Jilin confirms that no report, opinion, appraisal or other document that is related to the H Share Offer and contains any material information not otherwise disclosed in the Composite Document was provided to Jilin by any financial advisor or the independent accountant of Jilin other than the report of Platinum Securities Company Limited ("Platinum"), which is included in the Composite Document as the "Letter from Platinum".

     In respect of the Loss Forecast Letters, Jilin would respectfully submit the following:

o The Loss Forecast itself is disclosed in the Letter from the Jilin Board in the Composite Document and was previously furnished the Securities and Exchange Commission (the "Commission") on November 7, 2005 under the cover of a Form 6-K, and the bases and assumptions of the Loss Forecast are fully disclosed in Appendix IV to the Composite Document.

o The Loss Forecast Letters were prepared solely to meet certain formal requirements under Chapter 10 of the Hong Kong Takeovers Code (the "Takeovers Code"). Under the Takeovers Code, a financial advisor is required to confirm that the forecast has been made by an issuer's board of directors with due care and consideration. The Takeovers Code requires the independent accountant to confirm that the loss forecast, so far as the accounting policies are concerned, has been properly compiled by an issuer's board of directors on the basis of the assumptions made. Accordingly, the Loss Forecast Letters do not evaluate the Loss Forecast.

o The Loss Forecast Letters were not prepared for the purpose of evaluating the consideration or fairness of the Transaction.

o The Loss Forecast Letters in fact do not address the consideration or fairness of the Transaction.

o Neither of the Loss Forecast Letters was relied on by the Jilin Board, the Jilin Independent Committee or the Independent Financial Advisor in

Securities and Exchange Commission                                           -3-

     making their respective evaluations of the fairness of the transaction and recommendations to the Jilin H Shareholders.

o A separate independent financial advisor, Platinum, was retained by Jilin (as required by the Takeovers Code) to advise the Jilin Independent Committee expressly for the purpose of evaluating the fairness of the Transaction, and Platinum's report is contained in the Letter from Platinum in the Composite Document.

     For the reasons set forth above, Jilin believes that the Loss Forecast Letters do not constitute material information related to the H Share Offer and therefore need not be filed with the Schedule 13E-3 transaction statement or otherwise disclosed.

2. You have asked Jilin to set forth its reasoning as to why the A-Share offer materials (in particular any report, opinion or appraisal issued by China International Capital Corporation ("CICC")) need not be filed with the
     Schedule 13E-3 transaction statement or otherwise disclosed.

     Jilin respectfully submits that inclusion of reports prepared by CICC, Jilin's independent financial advisor in connection with the A Share Offer, is not necessary as the A Share Offer is not part of the Rule 13e-3 transaction, but rather is a separate tender offer for a different class of security, which as disclosed on pages 3 and 31 of the Composite Document, is not fungible for and does not inter-trade with the Jilin H Shares. Because of distinct market conditions and different historical price trends, the Jilin A Shares and the Jilin H Shares behave very differently. Indeed, under the laws of the People's Republic of China (the "PRC"), the Jilin A Shares may not be acquired by any person who is not a citizen of the PRC and may not be traded or listed on any stock market outside of the PRC. As disclosed in the inside cover of the Composite Document, in response to Comment No. 2 of the Staff's comment letter, dated December 5, 2005, PetroChina is relying on the Tier I exemption for the A Share Offer.

     CICC was engaged by the Jilin Board, as disclosed on page 41 of the Composite Document, as an independent financial adviser to render an opinion with respect to the fairness of the terms of the A Share Offer. CICC was not engaged to evaluate any aspect of the terms of the H Share Offer, and has not provided any evaluation of the terms of the H Share Offer. Accordingly, Jilin does not believe that the report prepared for Jilin by CICC with respect to the A Share Offer is "materially related to the 13e-3 transaction" and therefore necessary for inclusion in the Schedule 13E-3 transaction statement.

Securities and Exchange Commission                                           -4-

3. You have asked Jilin to confirm whether there are additional material details that should be disclosed in respect of the Company's contacts with its advisors as per the requirements of Item 1015 of Regulation M-A.

     In response to your comment, Jilin proposes to revise the disclosure on page 40 of the Composite Document to reflect that, from time to time, there were additional discussions by telephone and e-mail between Jilin and each of its financial and legal advisors relating to administrative aspects of the H Share Offer and A Share Offer (attached in Annex A hereto for ease of reference). Jilin has advised that there were no material contacts between it and its advisors other than those which have been disclosed on pages 39-42 (including the revisions to page 40).

                                      * * *

Securities and Exchange Commission                                           -5-

     You may reach me in Hong Kong with any questions by telephone at (+852) 2826-8666 or by fax at (+852) 2522-2280. In the event you need to reach me during normal business hours in Washington, please feel free to call me at home in Hong Kong at (+852) 2812--1879 or contact me through our Washington office at
(202) 956-7510. In my absence, please contact Robert Chu of our Hong Kong office at (+852) 2826-8657 (office) or (+852) 9746-8937 (cell).




                                                               Sincerely yours,

                                                               /s/Chun Wei

                                                               Chun Wei

(Enclosure)

cc:  Zhaobing Wei
     (Jilin Chemical Industrial Company Limited)

     Karman Hsu
     Michael Ngai
     (Cazenove Asia Limited)

     Richard A. Nurmi
     Daniel Li
     (PricewaterhouseCoopers)

     Xiaojun Lu
     Yicheng Xu
     (China International Capital Corporation)

     Robert Chu
     Sami Farhad
     Jun Zheng
     (Sullivan & Cromwell LLP)

                                                                         Annex A

                  SPECIAL FACTORS REGARDING THE H SHARE OFFER

Jilin H Share for the H Share Offer and RMB5.25 as the price per Jilin A Share for the A Share Offer. On the same day, pursuant to the requirements of the Shenzhen Stock Exchange, Jilin announced its results of operations for the nine month period ended on 30 September 2005.

On 28 October 2005, Mr. Jiang Jiemin and Mr. Wang Fucheng, President and Vice President of PetroChina, respectively, met with Mr. Yu Li and Ms. Zhang Liyan, Chairman and Secretary to the board of Jilin, respectively, at PetroChina's headquarters in Beijing to discuss the proposed H Share Offer and the proposed A Share Offer. The management of PetroChina explained its thoughts to the management of Jilin on the operational, financial and organisational benefits that PetroChina intends to accrue from the proposed H Share Offer and the proposed A Share Offer and on the proposed structure and timing of the proposed H Share Offer and the proposed A Share Offer, as well as on the benefits to the development of Jilin's business operations. PetroChina's management summarised the principal operational, financial and organisational benefits of the proposed consolidation to Jilin's management -- see paragraph headed "PetroChina's Reasons for the H Share Offer and the A Share Offer" of this section in this Composite Document.

The Chairman and Secretary to the board of Jilin agreed to convey this proposal to the Jilin Board and to evaluate the proposed H Share Offer and the proposed A Share Offer, including engaging advisers to assist the Jilin Board in its analysis.

On 29 October 2005, in connection with the A Share Offer and H Share Offer, Jilin appointed Commerce & Finance as its legal adviser on PRC law, Morrison & Foerster as its legal adviser on Hong Kong law and Sullivan & Cromwell LLP as its legal adviser on U.S. law, and also contacted Cazenove and CICC to begin the selection of financial advisers, including independent financial advisers to assist in the evaluation of the H Share Offer and the A Share Offer by Jilin and the Independent Board Committee to be established by the Jilin Board.

On 30 October 2005, PetroChina and its legal and financial advisers and Jilin and its legal and financial advisers met to discuss the timetable and execution of the proposed Offer and the responsibilities of the relevant parties.

On 31 October 2005, in compliance with the Takeovers Code's requirements, PetroChina and Jilin published the Announcement, dated 28 October 2005, concerning the proposed Offer in Hong Kong. On the same day, PetroChina also published the Announcement in the PRC in accordance with the Shenzhen Stock Exchange Listing Rules. Following the publication of the Announcement, trading in the Jilin H Shares and in the Jilin ADSs resumed on the Hong Kong Stock Exchange and the NYSE, respectively, on 31 October 2005. On 31 October 2005, PetroChina also announced that it would offer to acquire the shares of the minority shareholders of Jinzhou Petrochemical Co. Ltd. and Liaohe Jinma Oilfield Co, Ltd., both of which are listed on the Shenzhen Stock Exchange. On 31 October 2005, PetroChina and Jilin also each filed copies of the Announcement and press releases with the SEC. On 1 November 2005, trading in the Jilin A Shares resumed on the Shenzhen Stock Exchange.

From 31 October 2005 to 15 November 2005, Jilin and its legal and financial advisers held daily conference calls to provide an update on progress and coordinate the efforts of Jilin and its advisers related to the A Share Offer and the H Share Offer. Representatives from PetroChina, Jinzhou Petrochemical Company Limited and Liaohe Jinma Oilfield Company Limited also attended the daily calls.


In addition, during the period from 31 October 2005 to the date hereof, from time to time, Jilin and each of Jilin's financial advisors, namely, Cazenove and Platinum, with respect to the H Share Offer, and CICC, with respect to the A Share Offer, as well as Jilin's legal advisors, communicated by telephone and e-mail with regards to their work.